SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

HAIPING LI *

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 30, 2015

VIA EDGAR

Christian Windsor, Special Counsel

Alexandra M. Ledbetter, Staff Attorney

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Jupai Holdings Limited (CIK No. 0001616291)

Registration Statement on Form F-1

Dear Mr. Windsor, Ms. Ledbetter, Mr. West and Ms. Empie:

Our client, Jupai Holdings Limited (formerly named Jupai Investment Group), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is setting forth below the Company’s response to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 26, 2015. The Staff’s comment is repeated below in bold and is followed by the Company’s response.

In response to the Staff’s request communicated to the Company’s counsel via telephone, the Company has separately provided draft calculations of capitalization, dilution and pro forma financial information based on the estimated preliminary indicative price range for the offering to the Staff on a confidential and supplemental basis.

The Company respectfully advises the Staff that it plans to file another amendment to the registration statement on Form F-1 containing the estimated offering size and price range on or about July 6, 2015 and commence the road show for the offering immediately thereafter.  The Company would greatly appreciate the Staff’s timely assistance and feedback before then.

Financial Statements, page F-1

General

1.                                      We may have additional comments on your accounting for equity issuances, including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

The Company respectfully sets forth below an analysis explaining the reasons for the indicative increase in the fair value of the ordinary shares of the Company, par value 0.0005 per share (the “Ordinary Shares”), from that determined as of April 2, 2015, the date share options were granted to certain of the Company’s directors and employees, to the mid-point of the preliminary indicative price range for the offering, which has been estimated by the Company on the date hereof, for the Staff’s review.

The Company respectfully advises the Staff that an estimated initial public offering price range for marketing purposes will not be established until shortly before the filing of the preliminary prospectus for the offering on or about July 6, 2015. However, in order to respond to the Staff’s comment, the Company has estimated a preliminary indicative price range with reference to the preliminary indicative valuation provided by the underwriters of this offering, which was in turn derived from the Company’s preliminary financial projections and current market conditions. The estimated preliminary indicative price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the estimated price range to be included on the front cover of the preliminary prospectus will correspond to, or that the final offering price will fall within, this estimated preliminary indicative range discussed herein. The Company currently estimates the preliminary indicative price range for this offering to be between US$11.50 and US$13.50 per American depositary share (“ADS”). Each ADS represents six Ordinary Shares.

The 68% increase in the fair value of the Ordinary Shares from the fair value of US$1.24 per share determined as of April 2, 2015 to US$2.08 per share, the mid-point of the preliminary indicative price range for the offering as adjusted to reflect the ADS-to-ordinary share ratio, was primarily attributable to the following factors:

2

•                                          Improvements in the Company’s business and financial forecast.

• The Chinese government introduced several monetary policy changes during the second quarter of 2015 to encourage investments.  Partly in response to these favorable changes to the overall policy environment, the Company adjusted its long term business and financial forecast upward from the forecast used for purposes of its April 2, 2015 valuation;

• There have been substantial improvements in the performance of the Chinese capital markets since April 2, 2015, despite some recent volatilities. For example, the Shanghai Stock Exchange Index rose by over 10% from April 2, 2015 to June 30, 2015. The Company believes that the favorable market sentiment will contribute to an increase in the Company’s  revenues in connection with public market products;

• In May 2015, to facilitate the sales of mutual fund and private fund products, Yumao officially launched the mutual fund sales system online, which has developed several products and begun to generate revenue in the second quarter of 2015, crystalizing the potential accretive nature of this business line. Specifically, the solid pipeline generated in the second quarter was better than the originally forecasted, resulting in an upward revision of the short and long term financial contributions of this online business;

• The Company won certain important industry awards in April 2015, which helps to further improve its brand recognition and, in turn, helps the Company to further develop its asset management services; and

• The Company entered into the definitive share purchase agreement for the acquisition of Scepter Pacific, the holding company of E-House Capital, and the substantial progress the Company has made in the preparation for this offering greatly increases the probability that the proposed acquisition of Scepter Pacific will be successfully completed in the near future, which will substantially improve the Company’s asset management capabilities and increase the amount of assets under its management, both of which are accretive to the overall valuation of the business.

Based on the above, the Company’s financial forecasts have been revised upward, resulting in an increase of expected revenue, which in turn contributed to approximately 20% of total increase in the fair value of our ordinary shares during the period.

•                                          The Company believes that the consummation of this offering would significantly reduce the uncertainty in its cost of funding and expects its weighted average cost of capital to decrease to approximately 19.5% upon the completion of this offering, which resulted in an increase of the fair value of its ordinary shares by approximately 9%.

•                                          DLOM is expected to decrease from 7% as of April 2, 2015 to zero upon the completion of this offering. An increase in the fair value of its ordinary shares by approximately 7% is attributable to the decrease in DLOM.

•                                          The conversion of preferred shares upon successful completion of this offering would increase fair value of ordinary shares by approximately 2%.

The Company respectfully advises the Staff that, assuming that the mid-point of the estimated offering price range to be included in the preliminary prospectus, as adjusted to reflect the ADS-to-ordinary share ratio, will be higher than US$1.24 per Ordinary Share, which was the fair value of the Ordinary Shares as of April 2, 2015, the Company plans to include factors and discussion similar to the above in the preliminary prospectus, subject to the Staff’s comment(s) on the draft disclosure above, if any.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jianda Ni, Co-Chairman of the Board of Directors and Chief Executive Officer, Jupai Holdings Limited

Tianxiang Hu, Co-Chairman and Executive Chairman of the Board of Directors, Jupai Holdings Limited

Min Liu, Chief Financial Officer, Jupai Holdings Limited

Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP